

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2012

<u>Via E-mail</u>
Andrew Zagorski
Chairman, Chief Executive Officer and President
Oz Saferooms Technologies, Inc.
1732 Cottonwood Lane
Newcastle, OK 73065

   Re: **Oz Saferooms Technologies, Inc.**
     Item 4.01 Form 8-K
     Filed April 13, 2012
     File No. 0-54112

Dear Mr. Zagorski:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ William H. Thompson

       William H. Thompson
       Accounting Branch Chief